Filed Pursuant to Rule 424(b)(3)
Registration No. 333-116437

Prospectus Supplement No. 2
To Reoffer Prospectus, Dated April 27, 2011

of

MACK-CALI REALTY CORPORATION

Relating to

516,021 Shares of Common Stock

This prospectus supplement, dated May 21, 2013 (this “Supplement”), supplements our reoffer prospectus filed as part of our Post Effective Amendment No. 1 to Registration Statement on Form S-8 dated April 27, 2011 (the “Prospectus”), relating to the resale by certain of our shareholders (collectively, the “Selling Shareholders”) who have acquired our common stock, par value $.01 per share, offered by this Supplement in conjunction with the Prospectus pursuant to our 2004 Incentive Stock Plan (the “2004 Plan”). This Supplement presents certain information regarding the ownership of our common stock by the Selling Shareholders as of May 21, 2013, and updates the number of shares of our common stock available for resale by each Selling Shareholder pursuant to the 2004 Plan. No additional securities are being registered hereby.  On May 15, 2013, the 2004 Plan was terminated upon the approval by our stockholders of the Mack-Cali Realty Corporation 2013 Incentive Stock Plan.

You should read this Supplement in conjunction with the Prospectus. This Supplement is qualified by reference to the Prospectus, except to the extent the information in this Supplement supersedes the information contained in the Prospectus.

The Selling Shareholders may offer their shares of Common Stock through public or private transactions, in the over-the-counter markets or on any exchanges on which our Common Stock is traded at the time of sale, at prevailing market prices or at privately negotiated prices. The Selling Shareholders may engage brokers or dealers who may receive commissions or discounts from the Selling Shareholders. We will pay substantially all of the expenses incident to the registration of such shares, except for selling commissions.

Our Common Stock is listed on The New York Stock Exchange under the symbol “CLI.” The closing price of our Common Stock as reported on The New York Stock Exchange on May 20, 2013 was $28.04 per share.

You should carefully read and consider the risk factors under Item 1A beginning on page 10 in our Annual Report on Form 10-K for the year ended December 31, 2012 for risks relating to investments in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 21, 2013

SELLING SHAREHOLDERS

The Selling Shareholders are our directors and executive officers listed in the table below who have acquired the common stock offered by this Supplement in conjunction with the Prospectus pursuant to the 2004 Plan. Each Selling Shareholder will receive all of the net proceeds from the sale of his shares of common stock offered by this Supplement in conjunction with the Prospectus.

The following table presents certain information regarding the ownership of our common stock by the Selling Shareholders as of May 21, 2013. The number of shares of common stock outstanding will not change as a result of the offering, nor will the number of shares owned or percentage of ownership of any persons other than the Selling Shareholders change as a result thereof. However, because the Selling Shareholders may offer from time to time all or some of their shares under this Supplement, or in another permitted manner, no assurances can be given as to the actual number of shares that will be sold by the Selling Shareholders or that will be held by the Selling Shareholders after completion of the sales.

The information contained in the following table is as of May 21, 2013, and supersedes and replaces the table of Selling Shareholders, and the related footnotes, contained in the Prospectus.

Name and Position With Us	Number of Shares Owned Prior to Offering(1)	Number of Shares Offered Hereby(2)	Number of Shares to Be Owned After Offering(3)

William L. Mack Chairman of the Board	2,888,147	7,958	2,880,189
Mitchell E. Hersh President, Chief Executive Officer and Director	786,063	285,000	501,063
Barry Lefkowitz Executive Vice President and Chief Financial Officer	295,506	100,032	195,474
Roger W. Thomas Executive Vice President, General Counsel and Secretary	190,456	61,454	129,002
Anthony Krug Chief Accounting Officer	20,408	—	20,408
Alan S. Bernikow Director	23,648	7,958	15,690
Kenneth M. Duberstein Director	10,871	5,871	5,000
Nathan Gantcher Director	33,648	7,958	25,690
David S. Mack Director	2,002,395	7,958	1,994,437
Alan G. Philibosian Director	17,748	7,958	9,790
Irvin D. Reid Director	19,148	7,958	11,190
Vincent Tese Director	12,971	7,958	5,013
Roy J. Zuckerberg Director	46,148	7,958	38,190

TOTAL:	6,347,157	516,021	5,831,136

(1)     Includes shares of common stock acquired not pursuant to any employee or director benefit plan, common stock underlying options and restricted stock granted pursuant to our 2004 Plan (both vested and unvested), common stock underlying options granted pursuant to any other employee or director benefit plan, restricted stock granted under any other employee or director benefit plan, and common stock underlying common units of Mack-Cali Realty, L.P.

(2)     Includes all common stock underlying options granted and outstanding as of May 21, 2013 (both vested and unvested), and all restricted stock issued (both vested and unvested), pursuant to our 2004 Plan, but excludes shares that have not yet vested pursuant to certain deferred retirement compensation and total shareholder return based awards to executive officers which have not vested and pursuant to which the underlying shares of our common stock are not issuable within 60 days of the date of this Supplement.

(3)     Assumes all shares registered under this prospectus will be sold.

If and when a selling shareholder sells all of his shares of common stock registered under this Supplement, the following Selling Shareholders will own more than one percent of our common stock at May 21, 2013:

Percentage
Name	Ownership

William L. Mack	3.18%

David S. Mack	2.23%